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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

THOMAS WHITE INTERNATIONAL FUND	March 31, 2009

FUND FACTS

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

FIRST QUARTER COMMENTARY

Despite the revival in market sentiment towards the end of the first quarter, equities continued to lose value during the review period. For the quarter ending March 31, 2009, the International Fund declined -13.18%, underperforming the MSCI All Country World ex US Index which fell by -10.71%. The Fund has returned -12.34%, +1.85%, and +2.35% for the trailing three, five, and ten year periods, respectively, as compared to the Fund’s benchmark which returned -13.14%, -0.66% and +0.52% for the same periods.

Even when the credit crisis was at its worst last year, it was expected that some areas of the global economy would remain relatively sheltered from the deep recession facing the developed countries. Such hopes have now proved to be unfounded as almost every major economy is either in a recession or has seen a sharp decline in growth rates. Both the World Bank and the IMF now expect global output to decline this year.

Governments of most major countries have responded by providing financial support to large distressed firms and expanding public spending programs. Until private consumption growth revives, public spending will remain the driver of global demand. Meanwhile, central banks have resorted to aggressive monetary easing, and interest rates in many developed economies are now at their historic lows. Though inflation has ceased to be a concern now, prudent central banks will be alert to the potential ill effects of the unprecedented policy measures implemented recently and the resultant expansion in money supply.

The success of these initiatives likely depend on how soon financial markets return to normal and credit flows to businesses and consumers return to healthy levels. Until that happens, aggregate global demand will remain hampered by weak consumer and business spending, despite the impact of stimulus programs. Also, rising fiscal deficits will limit the ability of most governments to undertake further stimulus measures.

The initiatives resulting from the recently concluded G-20 Summit, such as the provision of additional resources to the IMF and the easing of global trade credit availability, have been well received by the markets. While differences about future policy responses remain among the G-20 members, they have broadly agreed to revamp global financial regulations and strengthen financial supervision. The revival of sentiment since the conclusion of the G-20 Summit may serve to stoke the fires of stimulus measures launched by individual countries.

In line with this outlook, we remain cautious and highly disciplined in the Fund’s investment strategy. We have emphasized sectors which have historically performed relatively better during economic downturns, and continue to focus on firms that have strong balance sheets, earnings power and sustainable cash flows.

The significantly large stimulus programs announced across the major economies will benefit the materials sector stocks, which were beaten down substantially during the previous quarter. Predictably, top performing stocks in the Fund’s portfolio during the quarter included Rio Tinto (+50.8%), African Rainbow Minerals (+24.8%), and Anglo-Gold Ashanti (+14.3%), the last of which we added to the portfolio during the quarter.

Expectations of an early economic recovery have lifted energy prices from their recent lows and the Fund’s holdings in Tatneft (+31.6%), OMV (+27.9%) and Petrobras (+24.7%) gained value during the quarter.

Considering their stressed capital position and the risk of regulatory overreach, financial stocks continue to underperform.  Aviva Plc (-45.5%), United Overseas Bank (-29.3%), and Banco Santander (-20.0%) lost value during the quarter. Japanese stocks Kao Corporation (-35.1%), West Japan Railway (-30.1%), and Toyo Suisan Kaisha (-28.1%) also underperformed as the decline in the Japanese economy was worse than expected.

While governments are focused on reviving demand in the short-term, we believe the structural imbalances that led to this economic downturn need to be addressed to ensure long-term global stability. In our view, the first major long-term risk is the one-dimensional growth models adopted by large countries, which are unsustainable. To rectify this, we believe the export-driven economies will need to take steps to increase domestic consumption and the large consuming countries should aim for more sustainable levels of trade deficits. Also, we believe the large unidirectional capital flows of recent years cannot continue.

In our view, the second major risk is the predictable revival of protectionist tendencies in many countries, as political pressures to address the domestic economic concerns have taken precedence. Yet we believe it would be a mistake to reject globalization and negate the considerable progress made in creating a more open and better-managed global trade environment.

Finally it is our belief that the third significant risk to long-term global financial stability is the increased vulnerability of the U.S. dollar due to higher fiscal deficits and a large increase in money supply. Though the absence of other choices and the self-interest of large reserve holding countries continue to ensure the global preeminence of the U.S. dollar, we believe this tenuous balance will lead to increased friction between countries. While proposals to replace the U.S. dollar as the world’s reserve currency with a book currency like the IMF’s SDR or an actual currency such as the Euro are premature and likely to be contentious, such a prospect is arguably not inconceivable anymore.

Historically, equities have delivered the best returns during periods that immediately follow severe economic downturns because the most difficult environments often offer the most exceptional buying opportunities. As it is nearly impossible to accurately forecast the precise turning point for global economic recovery, we feel the prudent approach is to remain invested with a long-term view in stocks of mature companies with good earnings power.

We appreciate and respect your patience as investors during this turbulent period and assure you we will make every effort to retain the confidence you have held in us through the years.

REGIONAL ASSET ALLOCATION   (As of 3/31/09)

[Chart Omitted]

Continental Europe	33.1%
Japan	16.1%
Emerging Markets	14.4%
United Kingdom	13.7%
Pacific x Japan	9.5%
North America	7.7%
Cash	5.5%
Total =	100.0%

_________________________________________________________________________________________________

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO MANAGER

[Picture Omitted]

THOMAS S. WHITE, JR.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty-two years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

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AVERAGE ANNUAL RETURNS[1,2]	(As of 3/31/09)

[Chart Omitted]

	1st Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception June 28, 1994

International Fund	-13.18%	-13.18%	-45.93%	-12.34%	1.85%	2.35%	5.72%
MSCI All-Country World ex US	-10.71%	-10.71%	-46.46%	-13.14%	-0.66%	0.52%	2.61%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

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SECTOR ALLOCATION	(As of 3/31/09)

[Chart Omitted]

Financials	17.3%
Health Care	13.3%
Consumer Staples	13.7%
Consumer Discretionary	7.8%
Industrials	8.2%
Materials	8.0%
Energy	10.2%
Cash	5.5%
Utilities	6.0%
Telecom	7.0%
Technology	3.0%

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TOP TEN HOLDINGS	(As of 3/31/09)

Company	Country	Industry	Weight

Royal Dutch Shell Plc-B Shs	United Kingdom	Energy	2.69%
Novartis AG	Switzerland	Health Care	2.53%
Teva Pharmaceutical-ADR	Israel	Health Care	2.27%
Imperial Tobacco Group Plc	United Kingdom	Consumer Staple	2.15%
Asahi Breweries Ltd	Japan	Consumer Staple	2.13%
Unilever NV	Netherlands	Consumer Staple	2.04%
ENI Spa	Italy	Energy	1.88%
Shoppers Drug Mart Corp	Canada	Health Care	1.63%
Sanofi-Aventis	France	Health Care	1.55%
Cheung Kong Infrastructure	Hong Kong	Financial Div	1.48%

Top 10 Holdings Weight:			20.35%
Total Number of Holdings: 137

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Year	TWWDX	MSCI All Country World ex US

2009 Q1	-13.18%	-10.71%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%
2001	-16.75%	-19.73%
2000	-14.65%	-15.31%
1999	26.31%	30.63%

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MARKET CAP EXPOSURE

Large Cap (over $15 billion)	56.34%	Weighted Mean:	$34.17B
Mid Cap ($1.75-$15 billion)	39.27%	Weighted Median:	$19.95B
Small Cap (under $1.75 billion)	4.39%

DISTRIBUTED BY

Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.47%
1-800-811-0535	Net Expenses	1.47%
www.thomaswhitefunds.com
email: info@thomaswhite.com

______________________

1.Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2.The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3.The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets during the current fiscal year.

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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

THOMAS WHITE AMERICAN OPPORTUNITIES	March 31, 2009

FUND FACTS

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

FIRST QUARTER COMMENTARY

The revival in market sentiment towards the end of the first quarter could not fully erase the decline in equity values during the review period. For the quarter ending March 31, 2009, the American Opportunities Fund declined -10.63%, underperforming the Russell Midcap Index which fell by -8.98%. The Fund returned -14.57%, -4.21%, and +2.64% for the trailing three, five, and ten year periods, respectively, as compared to the Fund’s benchmark, which returned -15.53%, -3.54% and +2.27% for the same periods.

The Obama administration’s initial efforts to stabilize the financial sector and revive the American economy were greeted with a fair degree of skepticism from the markets and reputed economists. Critics felt that the American Recovery and Reconstruction Act and the administration’s new budget significantly expanded government influence over the economy. The lack of details in the Treasury’s Financial Stability Plan, when much was expected, alarmed the markets. Though the Public-Private Investment Program for Legacy Assets received market approval at the time of its announcement, its success will depend on the transparency of the pricing mechanism and the willingness of banks to sell distressed assets at those prices. With its ambitious agenda for financial regulatory reform, the new administration is entering uncharted territory.

On its part, the Federal Reserve brought down its target rate close to zero and stepped up its liquidity support programs for the financial sector. The Fed has also initiated the unprecedented step of buying treasury securities from the market in addition to expanding its purchase of agency-backed securities. These aggressive measures have more than doubled the Fed’s balance sheet since last year, which is likely to expand even further in the near future.

Needless to say, the huge increase in government spending will likely push up the fiscal deficit very high. If some of the tax proposals, such as the new tax on fuel emissions, are less successful than projections, a high fiscal deficit will remain well into the future. The Fed’s programs add to these risks by expanding money supply, which may seed future inflation when the economy recovers.

Nonetheless, these heightened uncertainties and risks reflect the enormity of the challenges facing the U.S. economy. To a certain degree, they are to be expected considering the unconventional policy initiatives taken by the Obama administration and the Fed, many of which are without historic parallels or detailed rulebooks. If implemented with diligence and alacrity, some of these policy measures may prevent further financial turmoil and support an early economic recovery.

Consumer spending has held up in recent months, despite the subdued trend permeating the rest of the economy. This was confirmed by the better than expected retail sales data for the first two months of this year, particularly pronounced in the lower end of the retail market. Reflecting this trend, retail stocks in the Fund’s portfolio outperformed during the quarter, including TheTJX Companies (+24.6%) and Autozone (+16.6%).

Though aggregate industrial production continues to decline, durables orders showed modest improvement in February. The improvement in capital goods orders was notable, possibly in anticipation of higher stimulus spending by the government. Until consumer spending recovers, increased public spending will be one of the main drivers of demand and will benefit sectors such as materials. Freeport McMoran Copper & Gold (+55.9%) and Potash Corporation of Saskatchewan (+10.4%) were among the Fund’s holdings in this sector that performed well this quarter. The administration’s emphasis on healthcare reform and the increased budget allocation helped healthcare holdings in the Fund’s portfolio, such as Watson Pharmaceuticals (+17.1%) and Edwards Lifesciences (+10.3%), gain value.

Considering their stressed capital position and the risk of regulatory overreach, financial stocks in the portfolio led by Torchmark Corp (-41.3%) and Hudson City Bancorp (-26.8%), underperformed during the quarter. Though regulatory changes like the recent FASB decision to ease fair value accounting rules may help, financials continue to face significant challenges.

Attractive asset prices, lower mortgage rates, and tax breaks have helped the housing market show some signs of stability recently. Housing permits increased and sales of both existing and new homes were higher in February. Average home prices also showed a modest recovery in January from the previous month. However, this trend needs to be sustained over many months and home prices have to firm up for a broad housing recovery. Despite these positive trends, some of the REIT holdings in the Fund, including HCP Inc (-35.7%) and Ventas Inc (-32.6%), lost substantial value during the quarter.

We must underline that these small green shoots of positive data are as yet insufficient to signal an economic revival. Overall economic growth during the fourth quarter of 2008 was considerably weak, and the trend is likely to continue for much of this year as well. Job losses have worsened and federal agencies expect unemployment to rise even further in 2009. Among long-term risks, the dramatic fiscal and monetary expansion in the U.S. and the fiscal deficit, which will likely remain high for many years, have made the dollar’s status as the world’s reserve currency more vulnerable in our view.

In line with this outlook, we remain cautious and highly disciplined in our investment strategy. We have been emphasizing sectors which have historically performed relatively better during economic downturns. We continue to focus on firms that have strong balance sheets, earnings power, and sustainable cash flows.

Historically, equities have delivered the best returns during periods that immediately follow severe economic downturns because the most difficult environments often offer the most exceptional buying opportunities. As it is nearly impossible to accurately forecast the precise turning point for the economy, we feel the prudent approach is to remain invested with a long-term view in stocks of mature companies with good earnings power.

We appreciate and respect your patience as investors during this turbulent period and assure you we will make every effort to retain the confidence you have held in us through the years.

_________________________________________________________________________________________________

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO MANAGER

[Picture Omitted]

THOMAS S. WHITE, JR.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty-two years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

_________________________________________________________________________________________________

AVERAGE ANNUAL RETURNS[1,2]	(As of 3/31/09)

[Chart Omitted]

	1st Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception March 4, 1999

American Opportunities Fund	-10.63%	-10.63%	-39.22%	-14.57%	-4.21%	2.64%	2.61%
Russell Midcap	-8.98%	-8.98%	-40.82%	-15.53%	-3.54%	2.27%	2.59%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

_________________________________________________________________________________________________

PORTFOLIO WEIGHTINGS	(As of 3/31/09)

[chart omitted]

Financials	20.7%
Health Care	13.2%
Consumer Staples	8.5%
Consumer Discretionary	12.4%
Industrials	9.6%
Materials	6.0%
Energy	4.4%
Cash	2.7%
Utilities	12.5%
Technology	10.0%

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TOP TEN HOLDINGS	(As of 3/31/09)

Company	Industry	Weight

Wisconsin Energy	Utilities	3.09%
Sempra Energy	Utilities	2.89%
Northern Trust	Banking	2.54%
Commercial Bancshares Inc	Banking	2.48%
Nike Inc Cl B	Consumer Retail	2.34%
CACI International Inc	Technology	2.17%
Church & Dwight Co Inc	Consumer Staple	2.06%
Nstar	Utilities	2.03%
CSX Corp	Transportation	2.01%
Reynolds American Inc	Consumer Staple	1.90%

Top 10 Holdings Weight:		23.51%
Total Number of Holdings: 71

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YEARLY PERFORMANCE[1,2]	(Total Returns)

Year	TWAOX	Russell Midcap Index

2009 Q1	-10.63%	-8.98%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%
2001	6.12%	-5.62%
2000	5.24%	8.25%

MARKET CAP EXPOSURE

Large Cap (over $15 billion)	8.46%	Weighted Mean:	$6.81B
Mid Cap ($1.75-$15 billion)	82.02%	Weighted Median:	$4.53B
Small Cap (under $1.75 billion)	9.52%

DISTRIBUTED BY

Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.51%
1-800-811-0535	Less reimbursement	(0.16%)
www.thomaswhitefunds.com	Net Expenses	1.35%
email: info@thomaswhite.com

______________________

1.Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2.The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. It is not possible to invest directly in an index. All indices are unmanaged and returns assume the reinvestment of dividends.

3.The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year.